Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust
(the "Trust"), which is comprised of Dreyfus Emerging Markets Debt Local
Currency Fund and Dreyfus Equity Income Fund (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2012 and from
June 30, 2011 through April 30, 2012. Management is responsible for the
Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2012 and, with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination) through April 30, 2012:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of April 30, 2012;
5.      Agreement of pending purchase activity for the Funds as of April 30,
2012 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity for the Funds as of April 30, 2012 to documentation of corresponding subsequent bank statements;
7.	Agreement of five purchases and five sales from the period from June 30,
2011 (the date of our last examination) through April 30, 2012 from the books and records of the Funds to the bank statements of the Funds noting that they had been accurately recorded and subsequently settled;
8.	Review of the BNY Mellon Global Asset Servicing Report on Controls Placed
in Operation and Tests of Operating Effectiveness ("SOC 1 Report") for the
period April 1, 2011 to March 31, 2012 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who confirmed that all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SOC 1 Report, have remained in operation and functioned adequately from April 1, 2012 through April 30, 2012.
In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that The Dreyfus/Laurel Funds Trust
("The Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2012 and from June 30, 2011 through April 30, 2012, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects. This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
August 23, 2012



August 23, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Equity Income Fund, and Dreyfus Emerging Markets Debt Local Currency Fund, each a series of The Dreyfus/Laurel Funds Trust (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2012 and from June 30, 2011 through April 30, 2012. Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2012 and from June 30, 2011 through April 30, 2012 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer